September 8, 2005

      Mail Stop 4561

James L. Fritzemeier
President
Advisors REIT I, Inc.
8301 E. 21st North-Suite 235
Wichita, KS 67206

	Re:	Advisors REIT I, Inc.
		Amendment No. 1 to Registration Statement on
		Form S-11
      	Filed August 5, 2005
      	Registration No. 333-124916

Dear Mr. Fritzemeier:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please respond to the comments in this letter and in our letter dated August 23, 2005 in one response letter.

Form S-11

General

1. We note your responses to previous comments 2 and 78. We note that on page 1 you state that Mr. Fritzemeier will receive bonus incentive compensation based on the profitability of the REIT in addition to a salary he will receive as CEO of the REIT and other compensation as a Director. This compensation arrangement raises the question of whether he will be required to register as a broker-dealer. As Mr. Fritzemeier sells more shares, the profitability of the REIT will presumably increase. Thus, it appears that the incentive compensation could be considered transaction-based compensation in connection with the sale of securities, which would mean that the safe harbor under Rule 3a4-1 may not be available. Please explain whether Mr. Fritzemeier will register as a broker-dealer, or whether he has an exception or exemption from broker-dealer registration on which he may rely along with the basis for that reliance.

2. Please explain whether Mr. Sokolosky (1) will receive any type of incentive-based compensation from the REIT or any other party, (2) will receive any compensation from Dimensions or Dimensions
Financial
Consultants, Inc., or (3) will be able to modify compensation received by Dimensions` RIAs based on their sales of REIT securities.

3. Please explain the incentives that Dimensions would have to encourage its customers to purchase these REIT shares instead of other investment products, given that Dimensions` advisory fees would likely increase with the sale of either a REIT or a third-party product. Will Dimensions or its RIAs receive any type of compensation for the sale of REIT shares that they otherwise would not be receiving for the sale of third-party products, including any non-cash compensation?


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.








      You may contact Joshua Forgione, Staff Accountant, at 202-
551-
3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Michael R. Biggs, Esq. (via facsimile)
	Biggs Wilkerson, L.C.




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James L. Fritzmeier
Advisors REIT I, Inc.
September 8, 2005
Page 1